David G. Peinsipp

+1 415 693 2177

dpeinsipp@cooley.com

April 17, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Anne Nguyen Parker
J. Nolan McWilliams

Melissa Raminpour

Melissa Gilmore

Re:	Uber Technologies, Inc.

Amendment No. 4 to

Draft Registration Statement on Form S-1

Submitted April 4, 2019

CIK No. 0001543151

Ladies and Gentlemen:

On behalf of Uber Technologies, Inc. (“Uber” or the “Company”), we are submitting this letter and the following information in response to a letter, dated April 12, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s amended Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on April 4, 2019.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement on Form S-1 publicly filed with the Commission on April 11, 2019 (the “Registration Statement”).

General

1.	We note that you entered into an asset purchase agreement to acquire Careem Inc. and its subsidiaries in March 2019 for a purchase price of approximately $3.1 billion. Provide us with your analysis of the significance of the acquired company pursuant to Rule 3-05 of Regulation S-X. If it is greater than 50% significant, please provide us with your analysis as to whether you deem the acquisition to be probable.

U.S. Securities and Exchange Commission

April 17, 2019

The Company measured the significance of its acquisition of Careem Inc. (“Careem”) pursuant to the three tests required under Rule 3-05 of Regulation S-X (“Rule 3-05”). The Company performed an analysis in accordance with Rule 3-05 using Careem’s unaudited consolidated financial statements and the Company’s consolidated financial statements as of and for the period ended December 31, 2018, and calculated the significance as 15.6% for the income test, 1.0% for the asset test and 12.9% for the investment test.

Pursuant to Rule 3-05(b)(4) of Regulation S-X, the financial statements required by Item 3-05 in respect of Careem may be omitted from the Registration Statement because the acquisition of Careem has not yet been consummated and because Careem’s significance did not exceed the 50% level based on any of the three tests required under Rule 3-05.

The Company will continue to monitor the significance of Careem pursuant to Rule 3-05 and will perform its assessment at the consummation of the acquisition, which is expected to occur in the first quarter of 2020.

Exhibit Index, page II-8

2.	Please file the asset purchase agreement with Careem as an exhibit or explain to us why this is not required by Item 601(b)(2) or (b)(10) to Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe that the asset purchase agreement with Careem (the “Careem APA”) constitutes a material contract under Item 601(b)(2) or (b)(10) of Regulation S-K. As discussed in response to Comment 1, the acquisition of Careem does not exceed any of the “significance” test thresholds under Rule 3-05. Moreover, the primary obligations of the Company with respect to the proposed acquisition of Careem is the payment of cash and the issuance of notes that have the ability to convert into the Company’s shares of common stock, and the Company does not expect to require additional financing or funding in order for the Company to meet those obligations. In addition, the Careem APA relates to the acquisition of a business that primarily operates ridesharing services in geographic markets where the Company already operates in its ordinary course. The Company does not expect the acquisition to change the Company’s business strategy in any material way, but rather expects the acquisition to further the Company’s growth strategy in the Middle East, North Africa, and Pakistan, which the Company has already disclosed in the Registration Statement. As a result, the Company has determined that it is not substantially dependent on the Careem APA. Finally, the Company believes the material information regarding the Company’s proposed acquisition and its potential impact on the Company are adequately described throughout the Registration Statement and potential investors can obtain all material facts related to the proposed acquisition from such disclosure. Accordingly, the Company does not believe that filing the Careem APA would provide any additional material information that would be meaningful or beneficial to potential investors.

* * *

U.S. Securities and Exchange Commission

April 17, 2019

Please contact me at (415) 693-2177 or Siana Lowrey of Cooley LLP at (415) 693-2150 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ David Peinsipp

David Peinsipp

Cooley LLP

cc:	Tony West, Uber Technologies, Inc.

Keir Gumbs, Uber Technologies, Inc.

Siana Lowrey, Cooley LLP

Peter Mandel, Cooley LLP

Alan Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP